Exhibit 99.11

Project Number: 2US043.005

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT of QUALIFIED PERSON

I, Jarek Jakubec, do hereby consent to the public filing by Sierra Metals Inc. (the “Corporation”) of the Technical Report titled “Updated Preliminary Economic Assessment, Bolivar Mine, Mexico” dated September 21, 2021, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 28th day of September 2021.

[“original signed”]

_______________________________

Jarek Jakubec, C.Eng., FIMMM

Practice Leader/Corporate Consultant (Mining & Geology)